Filed by Prime Medical Services, Inc.
pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Prime Medical Services, Inc.
Commission File No.: 333-117102

The following joint press release was made by Prime Medical Services, Inc. and HealthTronics Surgical Services, Inc. on October 8, 2004:

FOR IMMEDIATE RELEASE

PRIME MEDICAL AND HEALTHTRONICS SCHEDULE

SHAREHOLDER MEETINGS TO APPROVE MERGER

Austin, TX and Marietta, GA – October 8, 2004 – Prime Medical Services, Inc. (NASDAQ: PMSI) and HealthTronics Surgical Services, Inc. (NASDAQ: HTRN) will hold special meetings of their shareholders on Tuesday, November 9, 2004 to vote on the companies’ proposed merger and related matters.

The Prime Medical shareholder meeting will take place at 3:00pm CT at 1301 South Capital of Texas Highway, Atrium of Suite B-200, Austin, TX. The HealthTronics shareholder meeting will take place concurrently, at 4:00pm ET, at 1841 West Oak Parkway, Suite A, Marietta, GA.

The companies expect to close the transaction shortly after their respective shareholder meetings. The Boards of Directors of both companies have unanimously approved the transaction and recommend that their respective shareholders vote in favor of the proposed transaction.

Formal notice of the meeting, together with the definitive joint proxy statement/prospectus, is being mailed to shareholders of both companies. The joint proxy statement/prospectus is also available at www.sec.gov under HealthTronics’ filings. Only shareholders of record at the close of business on September 30, 2004 are entitled to notice of and to vote at their respective special meetings.

About Prime

Prime is an industry leader in providing healthcare services to the urology community and is a market leader in the design and manufacturing of specialty vehicles for use in the medical and broadcast & communications industries. For more information, visit www.primemedical.com.

About HealthTronics

HealthTronics Surgical Services is one of the nation’s leading providers of non-invasive and minimally invasive medical devices and surgical services for certain urologic and orthopaedic conditions. For more information, visit www.healthtronics.com.

Statements in this press release that are not strictly historical are “forward-looking” statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although Prime believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that the expectations will prove to be correct. Factors that could cause actual results to differ materially from Prime’s expectations include, among others, regulatory approvals, economic conditions, and other factors described from time to time in Prime’s periodic filings with the Securities and Exchange Commission.

INVESTOR NOTICES

HealthTronics filed a Registration Statement on Form S-4 with the SEC on October 5, 2004 that includes a joint proxy statement/prospectus of Prime and HealthTronics containing information about the proposed merger and related matters. Stockholders are urged to read the definitive joint proxy statement/prospectus carefully, as it contains important information that stockholders should understand before making a decision about the merger. The definitive joint proxy statement/prospectus, as well as other past and future filings containing information about the merger transaction and each corporation, can be obtained without charge at the SEC’s website (www.sec.gov). Copies of the joint proxy statement/prospectus and Prime’s and HealthTronics’ past and future SEC filings can also be obtained, without charge, from John Q. Barnidge, Prime Medical Services, Inc., 1301 Capital of Texas Highway, Suite 200B, Austin, Texas 78746 (with respect to Prime’s filings) and from Martin J. McGahan, HealthTronics Surgical Services, Inc., 1841 West Oak Parkway, Suite A, Marietta, Georgia 30062 (with respect to HealthTronics’ filings).

Prime, HealthTronics, their directors and executive officers and certain of their members of management and employees may be deemed to be “participants in the solicitation” of proxies from the stockholders of Prime and HealthTronics in connection with the merger. Information regarding those participants and their interests in the merger may be obtained by reading the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4. In addition, information regarding such persons and their interests in Prime and HealthTronics is included in the proxy statements for each corporation’s most recent annual shareholders meetings which have been filed with the SEC and are available as described above.

CONTACT:	-OR-	INVESTOR RELATIONS COUNSEL:
Prime Medical Services, Inc.		The Equity Group Inc.
Brad A. Hummel, President & CEO		Loren G. Mortman
John Q. Barnidge, Senior Vice President & CFO		(212) 836-9604, LMortman@equityny.com
(512) 314-4554		Lauren Barbera
www.primemedical.com		(212) 836-9610, LBarbera@equityny.com
www.theequitygroup.com
HealthTronics Surgical Services, Inc.
Martin J. McGahan, President & COO
(800) 464-3795
www.healthtronics.com

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